UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-40238

Hywin Holdings Ltd.

F3, Hywin Financial Centre

8 Yincheng Mid. Road

Pudong New District, Shanghai 200120

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ☒     Form 40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Hywin Holdings to Acquire Beijing iLife3 Technology to Expand into Health Management Industry

SHANGHAI, China, August 5, 2022 (GLOBE NEWSWIRE) -- Hywin Holdings Ltd. ("Hywin", or the "Company") (NASDAQ: HYW), a leading independent wealth management service provider in China, today announced that it has entered into a series of definitive share transfer agreements and capital increase agreement with Beijing iLife3 Technology Co. Ltd (“Life Infinity”), one of the leading integrated health management service providers in China, and its existing shareholders with an aggregate amount of over RMB140 million to acquire a controlling equity interest in Life Infinity, to expand into the rapidly growing health management market in China.

The Company expects the transaction to be completed by the end of August 2022, subject to customary closing conditions. Following the completion of the transaction, Life Infinity will be accounted for as a consolidated subsidiary of the Company.

Over the last decade, China’s healthcare sector has been growing at a double-digit pace to become a multi-trillion-dollar market. With rising affluence and an aging society, health management has become a priority for the families of Hywin clients in China, and a pressing topic for their wealth management advisors. Hywin, as a leading wealth manager with a high-net-worth client base across Greater China, has been acutely aware of client needs in the health management space and the significant value that can be created in their fulfillment. After a multi-year research effort on the health management sector, Hywin has accumulated strong expertise in this space, evidenced by the prominence of health topics in daily conversations with our clients, as well as the recent launch of the FactSet Hywin Global Health Care Index, which was inspired by Hywin’s insights on the health management sector.

“This transaction is the natural culmination of Hywin’s intellectual efforts in the health management space, and very much in response to client needs,” said Madame Wang Dian, Chief Executive Officer of Hywin. "We are thrilled to take this exciting next step with Life Infinity, and to deliver its well-established health management offerings to high-net-worth clients in Greater China. This acquisition represents another milestone in our strategic plans to unlock growing value from our enormous client franchise. This also makes Hywin the first independent wealth manager in China to integrate wealth and health into one holistic proposition, with cross-selling opportunities and cost synergies that naturally occur along with the wealth-health continuum.”

Mr. Lawrence Lok, Chief Financial Officer of Hywin, added: “Hywin’s over 1,600 relationship managers and 178 service centers across 88 cities in Greater China provide a strong infrastructure for introducing health management ideas to our clients as well as presenting health management solutions to them. The health management business will expand Hywin’s sources of revenues and further strengthen our client relationships. The complementarity of wealth and health will ensure our shareholders capture value from the two most important and systemic needs of China’s affluent population. Such an evergreen franchise will produce evergreen shareholder returns.”

Chen Li, Founder and Chairman of Life Infinity, commented: "Over the past 10 years, Life Infinity has dedicated to enhancing people’s quality of life through regenerative and preventive medical care, and premium health management. Health and wealth are intrinsically similar – crucial, complex, and private. Both services are built on long-term trust and can provide lasting value, and require the service providers to uphold fiduciary duties and professional devotion. This collaboration is a natural convergence, and marks a new era for the two companies. We see immediate as well as long-term synergies across branding, client service, solution delivery and cost efficiency. It is expected to enable both parties to provide more services and products to more clients, ultimately speeding up our growth and achieving more returns. We look forward to working closely with our Hywin colleagues in this transformative journey."

About Hywin Holdings Ltd.

Hywin (NASDAQ: HYW) is a leading independent wealth management service provider in China focused on providing asset allocation advisory services and comprehensive financial products to high-net-worth clients. The Company’s primary services are wealth management, asset management, and other comprehensive financial services. Wealth management is currently the Company’s largest business segment, in which its onshore and offshore solution platforms serve clients across generations. For more information, please visit https://ir.hywinwealth.com.

About Beijing iLife3 Technology Co. Ltd

“Beijing iLife3 Technology Co. Ltd” is a leading provider of integrated medical services and health management solutions for affluent and high-net-worth clients in China. The company’s flagship brand, Life Infinity, has been one of the market leaders specializing in health management, anti-aging solutions, and aesthetic medicine. Life Infinity’s mission is to curate and deliver world-class health technologies, expertise and products in China. Life Infinity operates clinics across Beijing, Shanghai, Chongqing and other key cities in China, as well as digital medical platforms and the “Life Infinity Plus” marketplace for health management products. Life Infinity is highly regarded in the industry, and holds the vice chair of the China Anti-Aging Promotion Association. Life Infinity is the exclusive health management provider recommended by The China Entrepreneur Magazine, and has won the “Best Anti-Aging Medical Services Institution” by The Family Enterprise Magazine as well as the “Best Performance Award for Anti-Aging and Cancer Screening & Prevention Solutions” by The Hurun Report.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “estimate,” “forecast,” “plan,” “project,” “potential,” “continue,” “ongoing,” “expect,” “aim,” “believe,” “intend,” “may,” “should,” “will,” “is/are likely to,” “could” and similar statements. Statements that are not historical facts, including statements about the Company's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Hywin Investor Contact:

Hywin Holdings Ltd.

Email: ir@hywinwealth.com

Hywin Media Contact:

ICR, LLC

Email: HywinPR@icrinc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hywin Holdings Ltd.

	By:	/s/ Han Hongwei
	Name:	Han Hongwei
	Title:	Chairman of the Board of Directors

Date: August 5, 2022